Exhibit 10.1

June 30, 2015

Raul Navarro
Sao Paulo, Brazil

Dear Raul,

We are very pleased to provide you with the following formal communication confirming the continuation of your expatriate assignment by Sitel Services (“Departure Company”).

Position:	COO/SVP Operations – LATAM

Destination Company/

Location:	Sitel de Brazil Limitada/Sao Paolo, Brazil. The Company may change tour Destination Company/Location during your assignment.

Reports to:	Bert Quintana – President, CEO & COB

Start Date:        June 1, 2015

Employee/Employment

Status:
During the period of your assignment your employer of record continues to be the Departure Company, and to the extent allowed by law you waive any right you may or will have against the Departure Company and Destination Company under local labor and other applicable laws. For the avoidance of doubt, you employment relationship with the Departure Company continues to be governed by the laws of the state of Tennessee. During your employment you will remain an at-will employee and be bound by the Departure Company’s employment practices and procedures, except as otherwise expressly set forth in this letter agreement or as required by applicable law. Your period of service under assignment with the Destination Company will count towards your continuous employment with the Departure Company and any service-related benefits to which you are or may be entitled with the Departure Company.

Local Agreement:	You also may receive a local agreement where required to obtain work authorization.

Annualized Base Salary:
You will receive a monthly salary of $25,833 USD during the term of the assignment. You will continue to be paid through the Departure Company’s US payroll system per the bi-weekly payroll schedule. You will be paid via direct deposit to your US bank account with the usual taxes applicable to your home state of residence. If required to obtain work authorization some portion of your monthly salary may be paid locally by the Destination Company. Thirty percent (30%) of your salary as set out above will be paid locally by the Destination Company as required to obtain work authorization.

Length of Assignment:	Three years (36 months) through May 31, 2018. The length of your assignment is not guaranteed and business conditions or other factors may result in this period being reduced or extended by the

Exhibit 10.1

Departure Company in its sole discretion upon the shorter of (1) thirty (30) days notice or (2) the minimum statutory notice period required under the Destination Country law.

Incentive Plan:
You remain eligible to participate in the Global Management Incentive Plan, if any, in effect during the term of your assignment subject to the terms and conditions of the Plan. You will not participate in any local incentive programs offered by the Destination Company.

Cost of Living:
The Departure Company will make an annual allowance for the cost of local goods and services in the Destination Company will receive a stipend of $5,000 USD payable quarterly as long as you are actively employed.

Local Housing:
We will continue to work with our global relocation provider, Xonex Relocation, to assist you in securing appropriate housing in the local area, if needed. Sitel will cover monthly rental expense up to $8,000 USD per month in addition to payment for actual rental deposits, agent fees, local council taxes, and all utilities, including internet/cable services, during the term of this assignment. Exception to the monthly rental expense is subject to reasonable availability of appropriate housing. Direct billing to the company will be arranged for housing expenses where possible. Sitel does not cover the cost of housekeeping nor gardening services.

The Company does not pay for any additional deposits, damages or other costs related to having pets in your host country residence – such housing restrictions may apply and should be honored if applicable.

Local Transportation:
Sitel will pay up $36,000 USD per year for local transportation costs within the Destination County to include both personal and business transportation. Transportation arrangements to be used during the length of your assignment must be approved by the Chief HR Officer in advance. If applicable, such expenses may include required insurance, taxes and all other fees; however, fuel costs and/or mileage reimbursements are not reimbursable unless otherwise provided by local business travel policies. You are responsible for any amount in excess of $36,000 USD. .

Health Benefits:
You will continue to participate in the benefit plans offered to all Departure Company exempt associates without interruption to your current plans. Your US medical plan will provide coverage for medical emergencies only while outside the US, but full healthcare benefits are available, per plan design, while inside the US. You will be eligible for the annual benefits open enrollment process as usual. In addition to the continuation of US based benefit plans, at the employee cost, you will be eligible to participate in the local government healthcare plan or the healthcare plan offered by the Destination Company for you and your spouse/family, or secure private healthcare insurance if you are not eligible for local government healthcare, while you are in the designated location during the term of this assignment.

Tax Equalization:
It is Sitel’s intent to ensure you are not disadvantaged from the tax perspective as a result of this assignment; therefore, hypothetical taxes will be deducted from your regular pay each pay period. You are required to complete required tax forms upon accepting this assignment and cooperate with our global tax advisors. We will coordinate appropriate tax treatment with our global tax advisors who will manage this process and assume responsibility for your annual tax preparations for the tax years in both your home and host country that are affected by your tenure in this assignment. Equalization services are aligned with meeting US tax regulations. You are required to provide accurate and timely information to the tax advisors when requested. Sitel will pay the cost of your tax services directly. If your tax return results state that you owe payment to Sitel, these funds are expected to be paid as directed by Sitel. We will arrange contact with your global tax advisor following acceptance of this agreement.

Visas and Work

Exhibit 10.1

Permits:
This offer is contingent upon receiving continued approval from local immigration authorities for you to work in the local country. If such approval is not granted the terms and conditions offered in this letter are withdrawn. You may not begin the assignment and start to work in the Destination Company until all necessary permits/visa that are required for working in the Destination Country have been issued. You will need a passport that is valid for at least six (6) months beyond the entry date into the Destination Country. You are responsible for coordinating with the local contact designated by the Departure Company as soon as possible to secure these documents as obtaining them may be a lengthy process. You are responsible for cooperating in a timely fashion in obtaining the necessary visa/work permit. The Company will assume the cost of obtaining and renewing the necessary immigration documents for you to live and work in the Destination Country and your family to accompany you during the assignment. You are responsible for compliance to the host country’s immigration regulations and other laws while you are on this assignment. The cost of a residency visa for your spouse/dependents will be paid by Sitel.

Business Travel:	Business travel will be required, local and international, in accordance with business needs.

Business Expenses:	You will follow the Departure Company’s standard travel and business expense policies regarding reimbursement for approved business expenses.

Personal Travel:
Sitel will reimburse you for the costs of coach class air travel for 4 round trips for you and 4 round trips for dependants between the Departure Country and Destination Country each 12 month period of your assignment, prorated for tenure less than 12 months, subject to the terms of the Sitel travel policy. Travel expenses will be reimbursed to you based on submission of travel receipts. Travel arrangements are to be made as far in advance as possible, at the lowest cost possible and made through the Company’s travel vendor. Personal travel time away from work is considered vacation time and should be coordinated in advance with your manager. Travel time and costs for the beginning and the end of this assignment are not included in the Personal Travel allowance.

Vacation:
You will continue to be eligible for paid vacation days in accordance with the Departure Company’s Exempt Vacation Policy. Vacation time must be approved in advance by your manager and paid time off should be recorded on the Vacation Tracker that will be issued to you to be maintained by your manager and in your associate file.

Holidays:	During this assignment, you are to be awarded the standard paid business holidays as observed by the Company in the host country.

Business Conduct/

Performance:
You are expected to comply with policies and observe standard business and professional conduct as is expected of your Destination Country and Destination Company and in accordance with the Company’s Global Code of Conduct and Business Ethics. Your employment remains at will and subject to the terms of the Sitel Exempt Associate Agreement.

You shall, during the term of your assignment, conduct such duties as is appropriate to your expatriate role and level of responsibility and as directed by your supervisor or other senior management of Sitel. During the assignment, you shall have no rights or power of authority to negotiate and conclude any contract, or incur any obligation or liability which shall be binding upon any other Sitel affiliated entity.

Notice:
If you voluntarily resign this position prior to the end of the assignment period, you agree to provide the Company with sixty (60) days working notice. In the case of your death or disability while on this assignment, you will be returned to your home location at the Company’s expense.

Repatriation:
At the end of this assignment, the Company will pay for cost of one-way, coach class airline tickets for you and your dependents living in Brazil to your home location. In addition, the company will pay up to $10,000 USD to move household items back to your home location.

Exhibit 10.1

There is no guarantee of a regular position with the Departure Company will be available for you at the end of this assignment. Any future employment after the end of the assignment period will be agreed between you and the Company. If your employment does not continue after repatriation, you will be provided with separation benefits in an amount equal to nine (9) months base salary as set out above payable on Sitel’s regular payroll subject to signing a separation agreement and release. You will also be entitled to a prorated amount under the incentive plan in which you participate as of the date of termination. Such amount shall be based on the attainment of goals established at the beginning of the plan year through the date of your separation, for the number of days within the plan year during which you were employed. This prorated incentive payment shall be paid at the same time as the annual incentive bonus would have been paid to you if you had remained employed on the applicable payment date for such annual incentive bonus

Separation:
Not withstanding any other provision of this agreement, if you leave Sitel for any reason other than voluntary termination or performance related reasons or failure to execute or comply with the policies of the Company or stated duties during the term of the assignment, Sitel will provide you with: (1) nine (9) months of severance pay paid as pay continuation through the regular payroll process and in accordance with the standard guidelines, including the signing of a release, in place at the time; and (2) a prorated amount under the incentive plan in which you participate as of the date of termination. Such amount shall be based on the attainment of goals established at the beginning of the plan year through the date of your separation, for the number of days within the plan year during which you were employed. This prorated incentive payment shall be paid at the same time as the annual incentive bonus would have been paid to you if you had remained employed on the applicable payment date for such annual incentive bonus.

Emergency Contacts:
Please provide contact information for two family members who live in the US to Global Human Resources in the case of emergency. This information will be maintained in confidence by the Nashville and the Destination Company HR offices.

Other:	This Agreement supersedes all other expatriate agreements between the parties and may be modified or changed in the event you are moved to another country.

Raul, based on your past performance and commitment to our company, we are confident that you will continue to grow professionally at Sitel and that you will continue to make a significant contribution to the overall success of and future of our organization.

If you have any questions regarding the above, please feel free to contact me. This offer does not guarantee continued employment. Any changes or adjustments to the terms of this agreement will be mutually agreed in writing. Once you agree to accept the terms and conditions of this offer, please acknowledge below and return your signed original to my attention.

Best Regards,

Bert Quintana
Chief Executive Officer & President

I understand, acknowledge and accept the terms and conditions outlined herein in this employment offer from Sitel:

/s/ Raul Navarro
Raul Navarro	Date 07/17/2015